Mail Stop 6010

      August 19, 2005

Sir Christopher O`Donnell
Chief Executive
Smith & Nephew plc
15 Adam Street
London WC2N 6LA

      Re:	Smith & Nephew plc
Form 20-F for the Year Ended December 31, 2004
Filed March 16, 2005
		File No. 001-14978

Dear Sir O`Donnell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Management`s Discussion and Analysis, page 32
-2004 Year

1. Please revise your MD&A to provide a more detailed discussion of your results of operations for 2004. For instance, please revise to enhance your overall MD&A discussion to include the following disclosures:

* You state that turnover increased 11 1/2% which consisted of 1
1/2%
increase due to the acquisition of MMT but was offset by the weakness of the US dollar to sterling which reduced turnover by 7%. Revise to indicate the cause for the remaining increase in turnover of approximately 15%.

* You state that the improvement in cost of sales as a percentage of sales was due to manufacturing cost and efficiency savings, and also a mix benefit as the fasting growing business, orthopaedics, had the lowest cost of sales. Revise to include a detail discussion of each of these changes along with the related impact on operations. Avoid just listing causes for an increase/decrease in a particular line item on your consolidated income statement.

Please refer to Item 303 of Regulation S-K and the guidance provided in our interpretative release titled "Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and
Results of Operations".

Financial Position, Liquidity and Capital Resources

Operating Cash Flow - Page 42

2. The non-GAAP measures called "cash conversion ratio" and Operating cash flow before exceptional outgoings that you present on page 42 do not appear to comply with the guidance provided in Item 10(e) of Regulation S-K and question 10 of the Division of Corporation Finance
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, since you exclude liabilities and costs that require cash settlement in calculating the measures. Please revise to remove the measures from all future filings, beginning with the amended Form 20-
F, or explain to us why you believe it complies with the requirements of Item 10(e) of Regulation S-K.

Accountability, Audit and Internal Control Framework, page 53

Disclosure Committee and Evaluation of Disclosure Controls and
Procedures, Page 53

3. We note on page 53 your disclosure that "management has identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years" as a result of the conversion of your accounts from UK GAAP to IFRS and as a result you have restated your financial statements as disclosed in Note 39 of the Notes to the Group Accounts. Revise this section to discuss in greater detail the specific steps that has been taken or will be taken to remediate these material weaknesses that have been identified in your disclosure controls. Disclose management`s timeline for implementing those actions not yet taken.
4. In light of the material weaknesses that have been identified with respect to UK/US GAAP reconciliations, tell us in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Consolidated Financial Statements

Note 1:  Accounting Policies, page 74

-Turnover, page 74

5. You state that turnover comprises sales of product and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Tell us and revise this note to disclose the following:
* the nature of the rebates you offer and how you account for them under UK GAAP.
* how your method of accounting compares to the accounting required by EITF 01-09 and to the extent applicable, revise Note 39 to highlight any differences.
* if material, revise your critical accounting policies to disclose the significant assumptions made and estimates used to determine the provisions for returns and trade allowances.



6. Tell us what you mean when you disclose appropriate provisions have been made for "other allowances". Revise this note to specifically disclose the nature of these other allowances and how you account for them under UK GAAP. If different, tell us how you account for these other allowances under US GAAP.

-Tangible fixed assets, page 75

7. Confirm to us and revise Note 39 to disclose that you amortize freehold and long leasehold buildings, and short leasehold land and buildings, over the shorter of their estimated useful lives or lease term for US GAAP purposes. If not, tell us how you amortize these items for US GAAP purposes and identify the authoritative literature on which you rely.

Note 39: Differences Between Accounting Principles Generally
Accepted
in the UK and US - Pages 114 to 127

-Joint Venture and Associated Undertaking, page 115

8. On page 74, you disclose that entities in which the Group holds an interest on a long-term basis and which are controlled by the Group are joint ventures. You further disclose on page 115, that under US
GAAP, the Group`s share of the after tax profit of the joint venture would be reflected in the income statement as a single line item and its net investment would be included as a single line item in the balance sheet. Tell us how your accounting for joint ventures in which you have a controlling interest under US GAAP complies with SFAS 94.
9. Please tell us about the entity which you consolidate under the gross equity method that you control through a contractual agreement.
Tell us how this method of consolidation criteria for this entity under UK GAAP compares to the consolidation criteria under US GAAP pursuant to SFAS 94 and FIN 46. In addition, please tell us and revise to explain how your accounting for joint ventures under the gross equity method for UK GAAP purposes differs from the US GAAP accounting required under SFAS 94 and FIN 46.
10. You state that the difference between the fair value of consideration given and the book value of net assets acquired in a joint venture represents goodwill in the joint venture entity.
You
further state that under US GAAP, this "gain" would be unrealized and would not be recognized. In this regard,
* Tell us how you have accounted for the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture under US GAAP.
* Confirm to us and revise to state that for US GAAP purposes, the investment as a whole is reviewed for impairment in accordance with
APB 18. Please refer to the guidance in paragraph 19(n) of APB 18 and B169 and B170 of SFAS 142.

-Trade Investments, page 115

11. You disclose that trade investments would be stated at market value and movements in market value would be reflected in other than comprehensive income under US GAAP. Confirm to us and revise to clarify that these investments are classified as available-for-sale securities. Refer to paragraphs 12 and 13 of SFAS 115.

-Leases, page 116

12. Tell us and revise to specifically state your accounting treatment for leases under UK GAAP and US GAAP.

-Exceptional Items, page 117

13. In your US GAAP basis income statement on page 118 you classify exceptional items under UK GAAP as "other operating costs and expenses". For US GAAP purposes, revise your income statement to properly classify these items in the income statement captions you have identified in Note 3 on page 82.

-Restatement of Prior Periods Reconciliations from UK to US GAAP, page 117

14. We note that in the course of preparing to convert the accounts from UK GAAP to IFRS, the Group has identified additional adjustments to its reconciliations to US GAAP and therefore, has restated its previously filed reconciliations to US GAAP for 2002 and 2003. As outlined in Section V.D. of the "International Reporting and Disclosure Issues in the Division of Corporation Finance" found at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
,
the restatement of a previously filed US GAAP reconciliation to correct errors is required to be referenced in the auditor`s report.
Please amend the filing to include a report from your auditors that includes an explanatory paragraph that refers to the restatements.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Sir Christopher O'Donnell
Smith & Nephew plc
August 19, 2005
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